# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SPACSPHERE ACQUISITION CORP, CIK 0002081300
CUSIP: G8T088109
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 8795 Folsom Blvd, Sacramento, United States (X1), 95826
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000886982

## Reporting persons
- THE GOLDMAN SACHS GROUP, INC.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,321,158; sole dispositive power 0; shared dispositive power 1,321,158; aggregate amount beneficially owned 1,321,158 (7.3% of the class)
- GOLDMAN SACHS & CO. LLC: type of reporting person: broker-dealer (BD), other (OO), investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 1,321,158; sole dispositive power 0; shared dispositive power 1,321,158; aggregate amount beneficially owned 1,321,158 (7.3% of the class)

## Item 1. Issuer
Name of issuer: SPACSPHERE ACQUISITION CORP
Address of issuer's principal executive offices: 8795 Folsom Blvd, Sacramento, X1, 95826

## Item 2. Person Filing
Name of person filing: THE GOLDMAN SACHS GROUP, INC./ GOLDMAN SACHS & CO. LLC
Address of principal business office or, if none, residence: The Goldman Sachs Group, Inc. 200 West Street New York, NY 10282/ Goldman Sachs & Co. LLC 200 West Street New York, NY 10282
Citizenship: THE GOLDMAN SACHS GROUP, INC. - Delaware/ GOLDMAN SACHS & CO. LLC - New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
Percent of class: See the response(s)to Item 11 on the attached cover page(s).
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: HIGHBRIDGE CAPITAL MANAGEMENT, LLC

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit (99.2)

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT (99.1)

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities
Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the
Class A ordinary shares, par value $0.0001 per share, par value $ per share, of SPACSPHERE ACQUISITION CORP and further agree to the filing of this agreement as an Exhibit thereto.
In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date:

THE GOLDMAN SACHS GROUP, INC.

By:/s/ Abhilasha Bareja
----------------------------------------
Name: Abhilasha Bareja
Title: Attorney-in-fact

GOLDMAN SACHS & CO. LLC

By:/s/ Abhilasha Bareja
----------------------------------------
Name: Abhilasha Bareja
Title: Attorney-in-fact

EXHIBIT (99.2)

ITEM 7 INFORMATION

The securities being reported on by The Goldman Sachs Group, Inc.
("GS Group"), as a parent holding company, are owned, or may be deemed to be beneficially owned, by Goldman Sachs & Co. LLC ("Goldman Sachs"), a broker or dealer registered under Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Goldman
Sachs is a subsidiary of GS Group.

EXHIBIT (99.3)
ITEM 4 INFORMATION
*In accordance with the Securities and Exchange Commission Release No.
34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by certain operating units (collectively, the "Goldman Sachs
Reporting Units") of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion or both, or with respect to which there are limits on their voting or investment authority or both and
(ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman
Sachs Reporting Units.

## Signatures
- THE GOLDMAN SACHS GROUP, INC.: Name: Abhilasha Bareja, Attorney-in-fact (04/28/2026)
- GOLDMAN SACHS & CO. LLC: Name: Abhilasha Bareja, Attorney-in-fact (04/28/2026)